Exhibit 99.1

February 11, 2020

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders (the “General Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we”, “Itamar Medical” or the “Company”), to be held at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel, on Wednesday, March 18, 2020, at 4:00 p.m. (Israel time).

At the General Meeting, shareholders will vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders. Our Board of Directors recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

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Itamar Medical Ltd.

______________________________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

______________________________________________________

TO BE HELD ON MARCH 18, 2020

Notice is hereby given that a Special General Meeting of Shareholders (the “Annual Meeting” or the “Meeting”) of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) will be held on Wednesday, March 18, 2020, at 4:00 p.m. (Israel time), at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel, for the following purposes:

1.	To approve amendments to the Company’s Compensation Policy and to approve and ratify the purchase of directors’ and officers’ liability insurance policy;
2.	To clarify the Company’s equity-based award policy for non-employee directors, including external directors;
3.

To approve the grant to the Company’s President and Chief Executive Officer of (i) performance-based stock options and performance-based RSUs in exchange for a waiver of certain prior grants and (ii) service stock options;

4.	To approve a special bonus to the Company’s President and Chief Executive Officer.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Approval of Items 1 through 4 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon, excluding abstaining votes; provided that either (i) the shares voted in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolutions do not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law.

Shareholders of record at the close of business on February 17, 2020 are entitled to notice of and to vote at the Meeting. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

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If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd., you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary, together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by your broker, at least 48 hours prior to the time of the Meeting. Alternatively, you may vote ordinary shares of the Company electronically via YAEL, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 37 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

We will furnish copies of the proxy statement and other documents with the U.S. Securities and Exchange Commission (the "SEC") and the ISA on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, our website at www.itamar-medical.com or by directing the request to our corporate secretary. If applicable, valid position statements and/or revised agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: February 11, 2020

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SPECIAL GENERAL MEETING
TABLE OF CONTENTS

Introduction	5

Purpose of the Meeting	6

Recommendation of the Board of Directors	6

Solicitation of Proxies	6

Record Date; Quorum; Voting Rights	7

Security Ownership by Certain Beneficial Owners and Management	8

Cautionary Note Regarding Forward-Looking Statements	11

Item 1 - Amendment of Compensation Policy and Ratification of Purchase of Directors' and Officers’ Insurance	12

Item 2 - Clarification of the Company’s Equity-Based Award Policy for Non-Employee Directors	14

Item 3 - Equity-Based Grants to Company’s President and Chief Executive Officer	17

Item 4 - Special Bonus to the Company’s President and Chief Executive Officer	22

Other Matters	24

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Itamar Medical Ltd.

9 Halamish Street, Caesarea 3088900, Israel

________________________

PROXY STATEMENT

________________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of Itamar Medical Ltd. (“we,” “Itamar Medical” or the “Company”) at the close of business on February 17, 2020, in connection with the solicitation by our Board of Directors of proxies for use at the Special General Meeting of the Shareholders (the “General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

The Meeting will be held on Wednesday, March 18, 2020, at 4:00 p.m. (Israel time), at our executive offices at 9 Halamish Street, Caesarea 3088900, Israel.

INTRODUCTION

We are Itamar Medical Ltd., an Israeli company. We are a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. We commercialize a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“Itamar Medical”, the “Company”, “our Company”, “we”, “us”, or “our” are to Itamar Medical Ltd. and its subsidiaries;

•	“ADSs” means our American Depositary Shares, each representing 30 ordinary shares;

•	“Annual Report” means our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 10, 2019. Our Annual Report is available on the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, or our website at www.itamar-medical.com;

•	“Companies Law” means the Israeli Companies Law, 1999;

•	“dollars”, “U.S. dollars” or “$” mean United States dollars;

•	“ISA” means the Israel Securities Authority;

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“ordinary shares” means our ordinary shares, par value NIS 0.01 per share;

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•	“SEC” means the United States Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

On January 24, 2020, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.46 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE MEETING

It is proposed that at the Meeting, the following resolutions be adopted:

1.	To approve amendments to the Company’s Compensation Policy and to approve and ratify the purchase of directors’ and officers’ liability insurance policy;

2.	To clarify the Company’s equity-based award policy for non-employee directors, including external directors;

3.	To approve the grant to the Company’s President and Chief Executive Officer of (i) performance-based stock options and performance-based RSUs in exchange for a waiver of certain prior grants and (ii) service stock options; and

4.	To approve a special bonus to the Company’s President and Chief Executive Officer.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

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Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar Medical no later than ten days prior to the date of the Meeting; and (ii) eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

If applicable, valid position statements and/or revise agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on February 17, 2020, will be entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. As of February 5, 2020, we had 423,103,011 issued and outstanding ordinary shares.

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The quorum required at the Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 33 and 1/3% of the total voting rights in the Company.  If the Meeting is adjourned for lack of a quorum, it will be adjourned to the same day in the following week at the same time and place (i.e., it will be adjourned to Wednesday, March 25, 2020, at 4:00 p.m. (Israel time) unless another time or place is determined by our Board of Directors in a notice to our shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 5, 2020 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

•	each member of our Board of Directors and each of our other executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 5, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is computed on the basis of 423,103,011 ordinary shares outstanding as of February 5, 2020. Ordinary shares that a person has the right to acquire within 60 days of February 5, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Itamar Medical Ltd., 9 Halamish Street Caesarea 3088900, Israel.

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Name and address of beneficial owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders:
Viola Growth Management Fund 2 Ltd. (1)	72,731,918	17.3%
MS Pace LP (2)	40,307,413	9.5
Yelin Lapidot Holdings Management Ltd. (3)	24,938,020	5.9
Executive Officers and Directors:
Giora Yaron, Ph.D. (4)	30,394,604	7.2
Gilad Glick (5)	3,905,862	*
Shy Basson (6)	275,661	*
Dan Shlezak	—	—
Itay Kariv (7)	168,286	*
Efrat Litman (8)	657,925	*
Eilon Livne (9)	123,045	*
Shiri Shneorson	—	—
Martin Gerstel (10)	15,045,141	3.6%
Ilan Biran (11)	548,158	*
Jonathan Kolber (12)	—	—
Sami Totah (13)	—	—
Christopher M. Cleary (14)	—	—
Yaffa Krindel Sieradzki (15)	326,425	*
Zipora (Tzipi) Ozer-Armon (16)	165,000	*
Directors and executive officers as a group (consisting of 15 persons) (17)	51,610,108	12.0

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	This information is based on information provided to the Company by Viola Growth II GP Ltd., a Cayman Islands company, as of May 2019, in connection with our 2019 annual meeting of shareholders. The number of ordinary shares reported in the table consists of (a) 72,346,918 ordinary shares held by Viola Growth 2 A.V. Limited Partnership, or Viola 2 AV, an Israeli limited partnership; and (b) 385,000 ordinary shares issuable upon exercise of options to purchase ordinary shares held by Viola Growth Management Fund 2 Ltd., or Viola 2, an Israeli company, that are or will be immediately exercisable within 60 days of February 5, 2020. The general partner of Viola 2 AV is Viola Growth II Limited Partnership, a Cayman Island limited partnership. The general partner of Viola Growth II Limited Partnership is Viola Growth II GP Ltd., a Cayman Islands company, which is wholly owned by Viola 2. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of whom are Israeli citizens, hold indirect interests in, and are the controlling shareholders of, Viola 2 and, consequently, may be deemed to be the beneficial owners of the ordinary shares held by Viola 2 AV and Viola 2. However, each of Messrs. Dovrat, Beit-On and Zeevi disclaims beneficial ownership of all of the foregoing shares, except to the extent of their respective pecuniary interest therein. The business address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzeliya 4672530, Israel.

(2)	This information is based on a Schedule 13G/A filed on August 8, 2019, by MS Pace LP, or MSP, a Delaware limited partnership, MS Pace Management, LLC, or MSP Management, a Delaware limited liability company and Sightline MS GP, LLC, or Sightline, a Delaware limited liability company. The general partner of MSP is MSP Management which is 51% held by an affiliate of Medtronic International Technology, Inc., or Medtronic, and the remaining 49% interest therein is held by Sightline, a third party unrelated to Medtronic. Medtronic also holds 20% of the limited partnership interests in MSP. Medtronic is an indirect wholly owned subsidiary of Medtronic plc, an Irish corporation whose shares are traded on the NYSE. The number of ordinary shares reported in the table consists of 40,307,413 ordinary shares held by MSP. The business address of MSP is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

(3)	This information is based on information provided to the Company by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot, as of May 2019, in connection with our 2019 annual meeting of shareholders. Yelin Lapidot is a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. The number of ordinary shares reported in the table consists of 24,938,020 ordinary shares held by Yelin Lapidot. Yelin Lapidot operates under independent management and makes its own independent voting and investment decisions. Messrs. Dov Yelin and Yair Lapidot, who are the principal shareholders and directors of Yelin Lapidot Holdings, may be deemed to be the beneficial owners of the shares held by Yelin Lapidot. Consequently, each of Yelin Lapidot and Messrs. Yelin and Lapidot disclaims beneficial ownership of all of the foregoing shares except to the extent of their respective pecuniary interest therein. The business address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 6433222, Israel.

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(4)	Consists of (a) 29,944,746 ordinary shares and (b) 449,858 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020. Some of these securities are held through a company wholly owned by Dr. Yaron and his wife.

(5)	Consists of (a) 378,622 ordinary shares and (b) 3,527,240 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(6)	Consists of 275,661 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(7)	Consists of 168,286 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(8)	Consists of (a) 50,452 ordinary shares and (b) 607,473 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(9)	Consists of 123,045 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(10)	Consists of (a) 14,838,891 ordinary shares and (b) 206,250 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(11)	Consists of (a) 98,300 ordinary shares and (b) 449,858 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(12)	Mr. Kolber is a partner in Viola Growth, which is an affiliate of Viola.

(13)	Mr. Totah is a partner in Viola Growth, which is an affiliate of Viola.

(14)	Mr. Cleary is a Vice President of Corporate Development for Medtronic plc, which is an affiliate of MS Pace.

(15)	Consists of (a) 161,425 ordinary shares and (b) 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(16)	Consists of 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

(17)

Consists of (a) 45,472,436 ordinary shares and (b) 6,137,672 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of February 5, 2020.

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CAUTIONARY NOTE REGARDING

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Proxy Statement, the statements contained herein are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements reflect our current view with respect to future events and financial results.

We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, development and release of new products, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, plans to expand our operations, plans to develop and release new products, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. The forward-looking statements contained in this Proxy Statement are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” of our Annual Report and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

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ITEM 1

AMENDMENT OF COMPENSATION POLICY AND RATIFICATION OF THE PURCHASE OF D&O INSURANCE

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, are required to adopt a policy governing the compensation of "office holders". The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer. (as defined above). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy, once adopted by the shareholders.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

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Such compensation policy is required to be approved by the Board of Directors, following the recommendation of the Compensation Committee, and the shareholders, in that order, and if the term of the compensation policy is for more than three years, it must be re-approved in such manner every three years. In May 2019, our shareholders approved several amendments to our compensation policy (the “Compensation Policy”).

Our Compensation Committee is currently composed of Ms. Ozer-Armon, the chairperson, Ms. Krindel Sieradzki and Mr. Gerstel, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members.

Proposed Amendments to the Compensation Policy and Ratification of Purchase of Directors' and Officers' Insurance

Our Board of Directors approved, following the recommendation of the Compensation Committee, an amendment to the Compensation Policy, as set forth in Appendix A hereto, which relates primarily to:

•

updating the maximum annual premium for directors’ and officers’ liability insurance, or D&O Insurance, that the Company may purchase from time to time. The primary reason for the proposed change of the maximum annual premium payable for D&O insurance is that, since we approved this parameter in the Compensation Policy back in May 2019, the premiums in the market for D&O Insurance have continued to increase, in light of, among other things, an increase in the number of class actions filed against companies publicly traded in the U.S., including foreign private issuers like us. Therefore, the premiums that we and other foreign private issuers are required to pay for D&O insurance have increased and are expected to continue to increase. In particular, the annual premium we are required to pay for D&O Insurance has increased significantly due to, among others, our first public offering on Nasdaq which closed on February 4, 2020. In light of the foregoing, our Compensation Committee and the Board of Directors have recently (i) approved the renewal of the D&O Insurance with an aggregate coverage limit of $25 million, and side A coverage of $5 million (i.e., well below the $50 million threshold for D&O Insurance coverage set in our current Compensation Policy), for an annual premium of approximately $890,000 (i.e., a premium that exceeds the premium threshold contemplated by our current Compensation Policy by approximately $290,000), and (ii) in connection therewith, and in light of the expected continued increase in D&O Insurance premiums, approved modifications to the Compensation Policy, as set forth in Appendix A hereto.

•

clarifying that (i) additional notice periods and severance pay permitted under the current policy in the event of termination of an officer, include all benefits due under the pertinent officer’s contract and applicable law; and (ii) that the Company may enter into service, consulting or similar agreements with officers, in effect as of the effective date of termination of employment or service. The primary reason for the proposed clarifications is to allow the Company to manage the departure of officers, while supporting smooth and efficient transitioning to officers’ successors and knowledge transfer.

In approving the amended Compensation Policy, our Compensation Committee and Board of Directors considered additional factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; the prevailing market conditions with respect to D&O liability insurance in general, and in particular, those related to dual listed companies (i.e., companies listed both on the TASE as well as other stock exchanges, such as the Nasdaq); and effective transitioning and succession of executive officers.

The foregoing description of the proposed amendments to the Compensation Policy is only a summary of the amendment and is qualified by reference to the full text thereof, a copy of which is attached as Appendix A hereto.

Other than the proposed changes set forth on Appendix A, our Compensation Committee and Board of Directors did not identify any other necessary modifications to our Compensation Policy. If the changes are approved at the Meeting, our modified Compensation Policy will be valid for three years following the Meeting (or, if not approved, our current Compensation Policy will be valid until May 29, 2022).

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The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy for Executive Officers and Directors, (as modified), as set forth in Appendix A to the Company's Proxy Statement for the Special General Meeting and to ratify and approve the purchase of D&O liability insurance as described under item 1 in the Company's Proxy Statement for the Special General Meeting.”

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, excluding abstaining votes; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as defined under the Israeli Companies Law or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, our office holders are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary at +972-4-6177000 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

TO CLARIFY THE COMPANY’S EQUITY-BASED AWARD POLICY FOR NON-EMPLOYEE DIRECTORS

Background

The equity-based award policy for our non-employee directors, including external directors, was approved by our shareholders in the Annual General Meeting we held on May 29, 2019. Generally, the shareholders approved a grant of 110,000 stock options for each year of service to each of our non-employee directors, including to a designated corporate entity and our external directors, but excluding Mr. Chris Cleary who does not receive compensation from the Company for his service as a director (other than reimbursement of expenses). For more information with respect to the terms of such stock options, including vesting, see the Company’s proxy statement for its Annual Shareholders Meeting held on May 29, 2019, which was filed with the SEC and the ISA on April 23, 2019.

Proposed Clarifications of the Equity-Based Policy

Our Board of Directors, following the recommendation of our Compensation Committee, proposes to clarify the terms of the current equity-based award policy by providing that (i) upon the completion of a full term of service of a director (three years for external directors and one year for other directors) without being reelected at the annual or special general meeting of shareholders; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of an Exit Event, as defined below (the date of such completion of the term or termination for Exit Event, the “Trigger Date”), all outstanding stock options vested on the Trigger Date shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on the Trigger Date and shall expire within 180 days thereafter, similar to the acceleration to which some of our executive officers are entitled.

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The term “Exit Event” shall mean the sale of all of the Company’s outstanding share capital (including by way of a merger in which the shareholders of the Company prior to the merger own less than 10% of the voting power of the outstanding share capital of the surviving or acquiring corporation after the merger) for a Consideration that reflects a price per share not lower than the Target Share Price, as such terms are defined below. The terms and definition of an Exit Event and the additional terms detailed hereunder is materially equivalent to those provided under the applicable grant letters provided to our executive officers, including the Company’s President and Chief Executive Officer.

“Consideration” shall mean all the proceeds given to the Company's shareholders in the Exit Event whether in cash or any other form of payment including but not limited to securities of another entity, deferred payments, contingent payments, sums allocated for indemnification. The part of the Consideration which is deferred payments and/or contingent payments and/or sums allocated for indemnification or any similar future payments, shall hereinafter be referred to as "Future Consideration". The exact amount of the Consideration and Future Consideration shall be determined by the Company's audit committee (and in case that there is no audit committee it will be determined by the administrator of the applicable equity incentive plan) which for this purpose will be allowed to use external consultants. If the Consideration and the Target Share Price and Maximum Share Price are not in the same currency, then the Consideration will be converted from NIS to dollar, based on the average of the representative NIS/dollar exchange rates that were published by the Bank of Israel ("Representative Exchange Rate") during the 90 consecutive Trading Days prior to the date of the closing of the Exit Event. All determinations and decisions of the audit committee shall be final and binding on both the Company and the applicable director.

Target Share Price - NIS 2.66 per one ordinary share of the Company, subject to the adjustments below:

Bonus Shares - In the event the Company distributes bonus shares, the Target Share Price shall be reduced by the ratio of the bonus shares distribution, as follows:

	P	*(1-	D)
S
P	Target Share Price
D	number of bonus shares distributed
S	total number of Ordinary Shares immediately following the said distribution of bonus shares

Dividend - In the event the Company distributes cash dividends, then the Target Share Price shall be reduced by the gross dividend amount so distributed per one ordinary share.

Rights Offering - In the event of a rights offering conducted by the Company, the Target Share Price shall be adjusted to the benefit component in the rights offering as, as follows:

	P	*(1/	(C/E))

P	Target Share Price
C	Closing Price on the last trading day prior to the ex-day.
E	Basis price of an ordinary share of the Company on the Stock Exchange ex-rights.

Recapitalization - In the event the ordinary shares shall be subdivided or combined into a greater or smaller number of shares ("Recapitalization"), an appropriate adjustment shall be made by the Board of Directors to the Target Share Price to reflect such Recapitalization, so that participants rights are not materially better or worse off as a result of the Recapitalization.

Maximum Share Price – NIS 5.32 per one ordinary share of the Company, subject to the adjustments detailed above.

If the term Stock Exchange shall mean Nasdaq, then the Target Share Price and Maximum Share Price shall be converted from NIS to dollar based on the average of the Representative Exchange Rate during the 90 consecutive Trading Days prior to: December 20, 2022 or the date of the closing of the Exit Event, as applicable.

In line with the proportionate compensation of our external directors pursuant to the Companies Regulations (rules regarding compensation and expenses to an external director) – 2000 (the “Compensation Regulations”), the foregoing clarification shall apply to all of the Company’s non-employee directors who may serve the Company from time to time (excluding Mr. Chris Cleary), including “other directors”, as defined in the Compensation Regulations, and the Company’s external directors with respect to the equity-based award policy, which was approved by our shareholders on May 29, 2019, as well as to future grants to such directors.

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The Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to approve the clarifications of the equity-based policy to the Company’s non-employee directors who may serve the Company from time to time, all as detailed in Item 2 of the Company's Proxy Statement for the Special General Meeting”.

Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, excluding abstaining votes; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 1 above) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, all non-employee directors are deemed to have a personal interest in this matter.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

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While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-617700 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

APPROVAL OF EQUITY-BASED GRANTS TO THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based compensation, of a president and chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as a director and as acting president of our U.S. Subsidiary, Itamar Medical, Inc. As more fully described under “Compensation of Executive Officers” in our Form F-1 filed on January 29, 2020, the compensation granted to Mr. Glick in 2019 in terms of cost to the Company (as will be recognized in our financial statements for the year ended December 31, 2019), was as follows*:

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Name and Principal Position	Annual Base Salary		Bonus		Equity-Based Compensation		All Other Compensation		Total
	(dollars in thousands)
Gilad Glick, President and Chief Executive Officer	346	(1)	194	(2)	421	(3)	21	(4)	982

* The cost reflected in this table is calculated in accordance with IFRS and is as will be recognized in our financial statements for the year ended December 31, 2019 (subject to year-end audit adjustments). It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the dollar were converted into dollars at the exchange rate between the NIS and the dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2019, was approximately NIS 3.56 per $1.00).

(1)	Reflects Mr. Glick’s annual fixed compensation, including social benefits, since he is engaged through consultancy agreement.

(2)	This amount represents annual bonuses granted to Mr. Glick. Consistent with our Compensation Policy, and as approved by our shareholders in May 2018, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestone for the annual bonus for the years 2018 through 2022 is based upon our annual revenue in such years, which is tied to our annual budget for the applicable year. The annual bonus payable (not including any special bonus) to Mr. Glick for each year may not exceed an amount equal to 7.7 monthly base salaries of Mr. Glick in such year, which is currently equal to a maximum annual bonus of approximately $192,200. The calculation of Mr. Glick’s $194,000 bonus for 2019 is comprised of: (i) a$119,000 performance bonus based on the achievement of certain milestones under the his bonus plan, as more fully described above; and (ii) a special bonus of $75,000, which was approved by our Compensation Committee and Board of Directors, but is subject to shareholder approval.

(3)	This amount represents the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements for the year ended December 31, 2018. All of the awards were in the form of stock options or RSUs and were made pursuant to one of our equity incentive plans. Vesting of the options and RSUs will accelerate upon certain change of control events.

(4)	This amount includes car allowance and other benefits and perquisites consistent with Itamar Medical’s guidelines.

Proposed Grants in Exchange for a Waiver of Certain Prior Grants

Consistent with our Compensation Policy, our Compensation Committee and Board of Directors determined in May 2019, and ratified and reapproved in February 2020, to approve the grant of performance-based options and performance-based restricted share units (“RSUs”), in exchange for the waiver of certain performance-based options and performance-based RSUs to several executive officers and, subject to shareholder approval at the Meeting, also to Mr. Glick as detailed below. In addition, in January 2020, our Compensation Committee and Board of Directors determined to approve the grant of service stock options to Mr. Glick as detailed below. In approving this proposed matter, our Compensation Committee and Board of Directors considered the prevailing market price of the Company’s shares, and the alignment of the interests of the Company’s President and Chief Executive Officer with those of Company’s shareholders in order to incentivize him to continue in his position and drive the Company’s growth in the long-term, along with additional factors, including the following:

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✓	The Importance of Mr. Glick’s Services to the Company. This element is demonstrated by Mr. Glick playing a key role in most aspects of our operations, starting from formulating our strategic vision, building a strong management and sales teams, and leading our financing and strategic activities such as our continued investment in digital health for Sleep Apnea Digital Patient Pathway Management and developing strategic relationships with channel partners.

✓	The Contribution of Mr. Glick to Our Business and Success. Mr. Glick has contributed to our success, including by leading the Company's listing to Nasdaq and the recent public offering on Nasdaq, promoting various business development and research and development initiatives and otherwise driving the Company's growth.

✓	Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Glick as well as factors set forth in the Companies Law.

Mr. Glick, our President and Chief Executive Officer, received in March 2016 a grant of, among others, 8,388,512 performance-based stock options and 1,692,312 performance-based RSUs (as amended by approval of our shareholders in May 2018), of which under the terms of the said grant (i) 100% would have vested on December 20, 2020 if the price of our ordinary shares was, at such time, at least NIS 4.24 per share (equivalent to $1.22), or (ii) 50% will vest if the price of our ordinary shares was, at such time, at least NIS 1.70 per share (equivalent to $0.49).

Our Board of Directors, following the recommendation of the Compensation Committee, resolved that in light of, among other things, the factors described above, the terms of the foregoing grant shall be amended, as follows:

1.	Cancellation of outstanding and unvested performance-based options and performance based RSUs

Out of the total of 8,388,512 outstanding and unvested performance-based options and 1,692,312 performance-based RSUs previously issued to our President and Chief Executive Officer, 3,019,864 performance-based options and 609,232 performance-based RSUs (representing approximately 36% of the foregoing performance-based options and performance-based RSUs) shall be irrevocably cancelled and waived in exchange for the grant detailed in section 2 below. With respect to the remainder of previously granted performance-based options and performance-based RSUs the following shall apply:

Market Price	Vesting Rate
If the Market Price is lower than Target Share Price	0
If the Market Price is equal to the Target Share Price	50%/64%=78.125%
If the Market Price is higher than the Target Share Price but not higher than the Maximum Share Price	Between 78.125% to 100%*, linearly
If the Market Price is higher than Maximum Share Price	100%*

* The original vested quantities of the performance-based options and the performance-based RSUs and original vesting quantities as calculated by the original Vesting Schedule shall remain the same as calculated between the Target Share Price of NIS 1.70 (equivalent to $0.49) to a Maximum Share Price of NIS 4.24 (equivalent to $1.23) (e.g., at a share price of NIS2.42 (equivalent to $0.70), 64% of the original performance-based options and performance-based RSUs shall become vested).

For the sake of clarity, the remainder of previously granted performance-based options and performance-based RSUs shall remain in full force and effect in accordance with their grant terms, including the Plan.

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2.	Grant of performance-based options and RSUs

In exchange for Mr. Glick’s consent to the cancellation of the foregoing performance-based options and performance-based RSUs as detailed in section 1 above, he shall be granted with performance-based equity grants as follows:

Grant Date

The date of the Meeting.

Performance-Based Options

A grant of 3,019,864 performance-based options at an exercise price per share of NIS1.22 (equivalent to $0.35) each to purchase one Ordinary Share, which will vest subject to satisfaction of the performance criteria detailed below.

Performance-Based RSUs

A grant of 609,232 performance-based RSUs each to purchase one Ordinary Share, which will vest subject to satisfaction of the performance criteria as provided below. The purchase price of each such performance-based RSU shall be NIS 0.30 (equivalent to $0.09), subject to applicable law.

Vesting

The performance-based options and performance-based RSUs shall fully or partially vest (if at all), depending on the market price of the Company’s Ordinary Shares, as follows:

Market Price	Vesting Rate
If the Market Price* is lower than Target Share Price**	0
If the Market Price is equal to the Target Share Price	50%
If the Market Price is higher than the Target Share Price but not higher than the Maximum Share Price	Between 50% to 100%, vesting linearly
If the Market Price is higher than Maximum Share Price***	100%

*The term Market Price means the average of the closing prices of the Ordinary Shares on the Stock Exchange (as defined below) during the applicable Test Period, which means a period of 90 consecutive Trading Days (or other period determined by the Company’s Board of Directors) immediately prior to December 20, 2022. Stock Exchange or SE means the stock exchange where the Company's shares are traded, provided however, that if the Company's shares will be traded on both the TASE and NASDAQ, than Stock Exchange shall mean the stock exchange where the average daily trading volume in the Company's share, during the applicable Test Period, is higher.

** The term Target Share Price means NIS 2.66 (equivalent to $0.77), per one Ordinary Share (subject to adjustments by the Compensation Committee and Board of Directors pursuant to our Israeli Equity Incentive Plan 2016 (the “Plan”)).

*** The Maximum Share Price means NIS 5.32 (equivalent to $1.54), per one Ordinary Share (subject to adjustments by the Compensation Committee and Board of Directors pursuant to the Plan).

Acceleration of vesting upon the occurrence of an Exit Event

The vesting of the performance-based options and performance-based RSUs shall accelerate in accordance with the grant agreement of Mr. Glick. This means that, if the closing of an Exit Event, i.e. the sale of all of the Company's outstanding share capital (including by way of a merger in which the shareholders of the Company prior to the merger own less than 10% of the voting power of the outstanding share capital of the surviving or acquiring corporation after the merger) for a consideration that reflects a price per share not lower than the Target Share Price, as defined above (the "Closing") shall occur prior to December 20, 2022, the Performance- Based Options and Performance-Based RSUs shall vest as follows:

•	100% of each of the then unvested Performance-based Options and Performance-based RSUs shall become vested (and automatically exercised into Company's shares, if so determined by the Board of Directors), on or immediately prior to the Closing.
•	A portion of said vested securities (or any other proceeds that were given in exchange for such portion of the vested securities as part of the Exit Event) shall, subject to all limitations and restrictions of the Plan, be immediately released to the President and Chief Executive Officer upon the date of Closing, while the remainder of such vested securities (or any other proceeds that were given in exchange for such portion of the vested securities as part of the Exit Event) shall, generally, be released on the first anniversary of the Closing Date or upon earlier termination of employment or service (other than for cause in accordance with the terms of the Plan).

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Expiration Date

All unexercised performance-based options and performance-based RSUs shall expire and cease to be exercisable at 5:00 p.m. Israel time on May 20, 2029.

Other Terms

All other terms and conditions in connection with the above performance-based options and performance-based RSUs shall be as set forth in the Plan.

Proposed Grants of Service Stock Options

On January 2, 2020, our Compensation Committee and Board of Directors determined to approve the grant to Mr. Glick of 1,676,425 service stock options at an exercise price per share of NIS 1.28 (equivalent to $0.37), each to purchase one Ordinary Share the vesting start date of which shall be the date of the Board’s approval of such grant (the “Effective Date”).

The Service Options shall vest as follows:

-	419,106 options, representing 25% of the service options, shall vest on the first anniversary of the Effective Date.
-

The remaining service options shall vest in twelve (12) quarterly portions of 104,777 options each, provided that on the last quarter, 104,772 service options shall vest. Each quarterly portion shall vest on the last day of the calendar quarter, with the first quarterly portion vesting on December 31, 2021.

-	If the closing of an Exit Event, as defined above, occurs prior to December 20, 2022, then, subject to Mr. Glick’s continued employment with or service to the Company or its Affiliate, all the unvested Service- Options shall immediately become fully vested.

All unexercised Service Options shall expire and cease to be exercisable at 5:00 p.m. Israel time on January 2, 2030. All other terms and conditions in connection with the above Service Options shall be as set forth in the Plan.

Below is summary of our President and Chief Executive Officers’ service options, performance-based options and performance-based RSUs grants and cancellation, as of 2016 and to date, assuming that proposal in this Item 3 shall be approved at the Meeting.. Mr. Glick also had 1,470,8333 service options granted to him in 2013. For more details about our President and Chief Executive Officer’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.

Date of Grant \Cancelation	March 2016 Grant	Proposed Cancellation, as approved by the Board of Directors in May 2019 and ratified in February 2020	Proposed Grant, as approved by the Board of Directors in May 2019 and ratified in February 2020	Proposed Grant, as approved by the Board of Directors in January 2020	Total
Service options	2,043,111	--	--	1,676,425	3,719,536
Performance-based options	8,388,512	(3,019,864)	3,019,864	--	8,388,512
Performance-based RSUs	1,692,312	(609,232)	609,232	--	1,692,312
% On fully diluted bases*	2.6%	(0.8%)	0.8%	0.4%	2.9%

* Calculated based on the number of shares outstanding as of February 5, 2020.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to approve the grant to the Company’s President and Chief Executive Officer of (i) performance-based options and performance-based RSUs to the Company’s President and Chief Executive Officer, subject to the waiver of certain performance-based options and performance-based RSUs, and (ii) service options, in each case, as detailed in Item 3 of the Company's Proxy Statement for the Special General Meeting”.

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Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, excluding abstaining votes; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 1 above) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Glick is deemed to have a personal interest in this matter.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-617700 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 4

PRESIDENT AND CHIEF EXECUTIVE OFFICER SPECIAL BONUS

Background

Under the Companies Law, the terms of compensation, including the grant of bonuses, of a chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar Medical, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as acting president of our U.S. Subsidiary, Itamar Medical Inc. Consistent with our Compensation Policy, in January 2020, our Compensation Committee and Board of Directors determined to approve a special bonus of NIS 258,762 (equivalent to $74,873) to Mr. Glick in consideration of his performance during 2019, which bonus represents the equivalent of three monthly salaries of Mr. Glick. In approving the proposed bonus, our Compensation Committee and Board of Directors considered various factors, including our Compensation Policy and other elements of compensation payable to Mr. Glick as well as factors set forth in the Companies Law and the factors listed under Item 3 above.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the proposed grant of bonus to Gilad Glick, the President and Chief Executive Officer of the Company, as described in Item 4 of the Company's Proxy Statement for the Special General Meeting, be, and the same hereby is, approved.”

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Required Vote

Under the Companies Law, approval of this matter requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, excluding abstaining votes; provided that either (i) the shares voted in favor of the matter include at least a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter, as defined under the Israeli Companies Law (see Item 1 above) or (ii) that the total number of shares voted by the disinterested shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company has no controlling shareholder within the meaning of the Companies Law. However, Mr. Glick is deemed to have a personal interest in this matter.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

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While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel and Company Secretary, at +972-4-617700 for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in "street name," you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the foregoing proposed resolution.

OTHER MATTERS

The Board of Directors currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Special General Meeting of Shareholders; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: February 11, 2020

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APPENDIX A

Amendments to Compensation Policy

(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

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APPENDIX A

Amendments to Compensation Policy

Itamar Medical Ltd.

(The "Company")

Compensation Policy

As approved by the Company's Compensation Committee on March 10, 2019

By the Company's Board of Directors on March 12, 2019

And by the Company's Shareholders at a Meeting of the Shareholders on May 29 2019

The definitions and terms in this Compensation Policy shall have the definitions assigned them in the Companies Law of 1999 (hereinafter: the "Companies Law"), unless otherwise defined in the Compensation Policy.

1.	General

The Companies Law-1999 (hereinafter: the "Companies Law") sets forth provisions, which addresse~~s~~ regulating the structure of compensation to officers in publicly held companies and in bond companies, as well as establishes a special process for its approval. In accordance with the Amendment, the Compensation Committee and the Board of Directors of the Company adopted this Compensation Policy.

The considerations which guided the Compensation Committee of the Company (hereinafter: the "Compensation Committee") and the Company's Board of Directors in adapting the policy are advancement of the Company's objectives, its workplan, and its policy through the perspective of the current year and with a long-term view; creating appropriate incentives for officers in the Company taking into account, inter alia, the Company's risk management policy; creating congruence between the officers' interests and the interests of the Company's shareholders; the Company's size and the character of its activities; as well as regarding terms of service and employment that include variable components – the officer's contribution to achieving the Company's goals, to maximizing its profits, and to maximizing the Company's value, all with a long-term view and according to the officer's role.

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The Compensation Policy was drafted taking into account the character of the Company as a company active in the field of research and development, marketing, and sale of medical devices, taking into account the scope of the Company's current activities, its being a dual listed company traded on the biomed index of the Tel Aviv Stock Exchange Ltd. (hereinafter: the "Stock Exchange") and the Nasdaq stock Exchange in the U.S. (hereinafter: the "Nasdaq"), taking into account the Company's strategy to increase the scope of the Company's activities according to the Company's business plans and strategies.

The principles of the Compensation Policy were formulated after internal deliberations that took place within the Company's Compensation Committee and Board of Directors in consultation with external advisors. The principles of this policy were intended to ensure that the officer's compensation will be consistent with the Company's interests and its total organizational strategy while taking into account the Company's risk management policy and, at the same time, will result in increasing the officers' sense of identity with the Company and its activities, will increase their satisfaction and motivation, and will result in retaining the officers in the Company over time.

The compensation principles are based on targets and indices that are derived, inter alia, from various Company plans, as determined by the Board of Directors from time to time.

The components of the Compensation Policy will address each of the following:

A.	Fixed components: Salary, social benefits (such as: beneficial pension arrangement, disability insurance, continuing education fund, vacation days, convalescence days, and sick days), benefits accompanying salary (such as: vehicle, mobile phone, mobile computer, Internet connection, financing participation in professional conferences, professional literature, professional liability insurance, including grossing up the value of imputing the benefit for tax purposes), and may include a signing bonus and a relocation bonus as well as severance payments (bonus, payment, reward, competition, or any other benefit, there are given to an officer with respect to the end of his position in the Company).

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B.	Variable components: Different types of bonus including, inter alia, an annual bonus, a special bonus, etc.

C.	Variable equity components: Options, shares, restricted shares (RS), restricted share units (RSUs), and so forth, that are issued in the framework of equity-based reward programs that have been adopted and/or will be adopted in the future by the Company.

D.	Insurance, release, and indemnification: Directors and officers liability insurance (both during the regular course of business as well as with respect to one-time runoff events), release from liability for officers, in advance and retroactively, and grant of an undertaking to indemnify the officer in advance and retroactively.

The provisions of this Compensation Policy apply to the officers in the Company only, as defined in the Companies Law.

The Compensation Policy is worded in the masculine for the sake of convenience only, but its provision shall apply equally regarding women and men, without differentiation and without change.

It is clarified that anywhere in the Compensation Policy where it indicates annual wage (gross)/base salaries, the total actual cost to the Company, will also include payment of social and related benefits to the extent required by law.

It is emphasized that this policy does not grant rights to the Company's officers, and the officers in the Company shall not have an inherent right based on the adoption of this Compensation Policy to receive any of the compensation components specified in the Compensation Policy. The compensation components to which the officers will be entitled will be solely those approved individually regarding each officer by the organs empowered to do so by the Company.

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2.	Principles of the Method for Determining Compensation

2.1.	When the Compensation Committee and Company Board of Directors examine and approve the terms of service and employment of an officer (including updating the terms of service and employment, such as salary, of an officer who is already serving), they will address, inter alia, the following topics, to the extent they are relevant to the officer:

2.1.1.	The education, qualifications, expertise, professional experience, and achievements of the officer.

2.1.2.	The officer's position, his fields of responsibility, and his expected contributions to achieving the Company's goals.

2.1.3.	The officer's prior salary agreements.

2.1.4.	The terms of employment of corresponding functionaries in the Company.

2.1.5.	To the extent necessary, and the Compensation Committee's discretion, a comparison shall be made to the salary common in the relevant market for similar positions in similar companies.

3.	Ratio Between a Fixed Component and a Variable Component

The ratio between the maximal annual costs of the fixed components and the maximal annual cost of the variable components for officers in the Company as determined in the framework of this Compensation Policy is as follows:

	Percentage of the Fixed Component Out of the Total Compensation (%)	Percentage of the Variable Components (Bonuses and Equity) Out of the Total Compensation (%)
Active Chairperson of the Board of Directors	47%-100%	0%-53%
External and independent directors	18%-100%	0%-82%
Directors who are not an active chairperson of the Board of Directors or external/independent directors	18%-100%	0%-82%
CEO	32%-100%	0%-68%
Other officer (who is not a director or CEO)	31%-100%	0%-69%

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4.	The Fixed Component

4.1.	Base Salary

4.1.1.	Active Chairperson of the Board of Directors

4.1.1.1.	The total annual payment with respect to the services of an active chairperson (gross) paid to an active chairperson of the Board of Directors with respect to the provision of services to the Company will be determined by the Compensation Committee, the Company's Board of Directors, and the general meeting of the Company's shareholders, and will not exceed $150,000 (at the exchange rate as it will be from time to time) for a 100% [full-time] position. In the event of the joint service of two active chairpersons of the Board of Directors, the cumulative annual payment (gross) with respect to the provision of the services by the two active chairpersons of the Board of Directors shall not exceed the above sum.

4.1.1.2.	Similarly, the Company shall be entitled to grant an active chairperson of the Board of Directors Securities at fair value as specified in Section 6.3, below.

4.1.1.3.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve and to bring about the approval by the general meeting of an annual update to the annual payment with respect to an active chairperson's services paid to an active chairperson of the Board of Directors, subject to said payment increasing, at most, by five percent (5%) more than the amount specified in Section 4.1.1.1, above, during the course of the effective period of this Compensation Policy.

4.1.1.4.	Additionally, a chairperson of the Board of Directors (active and inactive) will be entitled to reimbursement for reasonable expenses actually paid in the framework of his/her duties in exchange for presentation of receipts, all in accordance with Company practice.

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4.1.2.	Directors (Other Than an Active Chairperson of the Board of Directors)

4.1.2.1.	The remuneration to external directors and independent directors in the Company will be relative remuneration or annual remuneration and per meeting remuneration (including in the event of a written resolution or telephone call) as well as reimbursement for expenses, that shall be determined in accordance with the provisions stipulated in the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director) of 2000 (hereinafter: the "External Directors Regulations"), as they may be from time to time.

4.1.2.2.	Similarly, the Company shall be entitled to grant external directors and independent directors Securities in accordance with the External Directors Regulations and at fair value as specified in Section 6.2~~3~~, below.

4.1.2.3.	The Company shall be entitled to pay special compensation to an expert director which will be relative remuneration or annual remuneration and her meeting remuneration to an expert director (including in the event of a written resolution or telephone call) as well as reimbursement for expenses, that shall be determined in accordance with the provisions stipulated in the External Directors Regulations, as they may be from time to time.

4.1.2.4.	The remuneration that will be paid to directors who are not external directors, independent directors, and/or an active chairperson of the Board of Directors (annual remuneration and per meeting remuneration) will not exceed what is stated in the External Directors Regulations, as they may be from time to time. Similarly, the Company shall be entitled to grant such directors Securities at fair value as specified in Section 6.2, below. The total payment granted to each such director (including variable components) will not exceed the remuneration actually paid to external directors.[1]

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4.1.2.5.	Additionally, directors in the Company will be entitled to reimbursement for reasonable expenses actually paid in the framework of their duties in exchange for presentation of receipts, all in accordance with Company practice.

4.1.3.	Company CEO

4.1.3.1.	The annual salary (gross) of the CEO of the Company will be determined by the Compensation Committee, the Company's Board of Directors, and the general meeting of the Company's shareholders, and will not exceed US $360,000 (at the exchange rate as it will be from time to time) for a 100% [full-time] position.

4.1.3.2.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve and to bring about the approval by the general meeting, subject to the provisions of law, an annual update of the annual salary of the Company’s CEO, provided such increase does not exceed five percent (5%) of the amount specified in section 4.1.3.1 above, during the course of the effective period of this Compensation Policy. In addition, and without limitation to the provisions of the Companies Law, as at the date of approval of this Compensation Policy or as shall be in effect from time to time, the Compensation Committee may approve, pursuant to section 272 (d) of the Companies Law, (without a need for the approval of the Board of Director or the general meeting of shareholders), an immaterial annual update of the annual salary of the Company's CEO, provided that such increase does not exceed five percent (5%) and fifteen percent (15%) in the aggregate, of the amount set forth in section 4.1.3.1 above, and provided further that it is a change of currently existing terms/transaction, that the Compensation Committee determined that the update is indeed not material compared to the currently existing terms/transaction of the Company's CEO and provided further that such update is in compliance with the terms of the current Compensation Policy.

[1]	To the extent the compensation to external directors is not equal, including if one of the external directors is entitled to a supplement based on his being an expert external director, then the compensation to an ordinary director may be in the amount of the higher compensation.

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4.1.3.3.	In the framework of determining the Company CEO’s salary, the members of the Company’s Compensation Committee and Board of Directors may take into consideration, inter alia, the salaries of CEOs in other dual listed publicly traded companies similar in size or character to the Company (hereinafter: the "Comparison Companies") as well as the Company's financial performance and the CEO's contribution to the Company.

4.1.3.4.	Additionally, the Company CEO will be entitled to reimbursement for reasonable expenses actually paid in the framework of his/her duties in exchange for presentation of receipts, all in accordance with Company practice.

4.1.4.	Officers

4.1.4.1.	The annual salary (gross) of each of the officers in the Company will be determined by the Compensation Committee and the Company's Board of Directors, and will not exceed NIS 846,000 for a 100% [full-time] position.

4.1.4.2.	The Compensation Committee and the Board of Directors of the Company shall be entitled to approve an annual update of the annual salary of the Company’s officers, subject to said annual salary increasing, at most, by five percent (5%) more than the amount specified in this section, above, during the course of the effective period of this Compensation Policy.

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4.1.4.3.	In the framework of determining the salary of the Company officers, the members of the Company’s Compensation Committee and Board of Directors may take into consideration, inter alia, the salaries of officers in equivalent positions in the Comparison Companies as well as the Company's financial performance and the officer's contribution to the Company.

4.1.4.4.	Additionally, the officers will be entitled to reimbursement for reasonable expenses actually paid in the framework of their duties in exchange for presentation of receipts, all in accordance with Company practice.

~~4.1.4.4.4.1.4.5.~~	4.14.5 Notwithstanding the provisions of this Compensation Policy, the Company CEO may approve an immaterial update in the terms of service and employment of officers reporting to him, provided such update is in line with the provisions of this Compensation Policy and its aggregate scope does not exceed five percent (5%) of the total compensation of such officer on the approval date of this Compensation Policy (or on the date of approval of the officers' engagement, whichever is later). Such an immaterial update, approved by the Company CEO as aforesaid, shall be reported to the Compensation Committee on its first meeting following such approval.

4.2.	Social and Associated Benefits

4.2.1.	The Company shall be entitled to grant the officers, other than the directors, social and associated benefits as specified below, that shall be determined in comparison to the terms common in the market for officers in parallel positions and in accordance with the Company's policies, such as: (A) a beneficial pension arrangement (including the option for an arrangement according to a section of the Severance Pay Law of 1963); (B) disability insurance; (C) health insurance; (D) contributions to a continuing education fund; (E) vacation days; (F) convalescence pay; (G) sick days; (H) a Company vehicle; or (I) taxation gross up.

4.2.2.	Similarly, the Company shall be entitled to grant the officers and directors perquisites accompanying wages such as: Mobile phone, mobile computer, Internet connection, and so forth.

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4.3.	Signing Bonus and Relocation Bonus

4.3.1.	The Company shall be entitled, under circumstances that shall be approved by the Company's Compensation Committee and by the Board of Directors as exceptional circumstances according to which recruitment of such officer is of great importance to the Company, to offer the officer a signing bonus or a bonus for relocation, all subject to obtaining the approvals required by law.

4.3.2.	The total signing bonus shall not exceed the sum of 8 months' base salary that is determined in relation to the relevant officer. The Company shall be entitled to determine, on the date the signing bonus is granted and at the discretion of the Compensation Committee and the Board of Directors, that the officer will be required to return all or part of the signing bonus granted him to the Company to the extent that he does not complete a minimum term of service in the Company.

4.3.3.	A bonus for relocation will be granted in the event in which the officer relocated to a different country in order to work for the Company. The total bonus for relocation will be calculated according to the officer's actual expenses with respect to relocating opposite the presentation of receipts and, in any event, will not exceed a sum equal to US $90,000 in relation to the Company's CEO and to US $50,000 in relation to an officer who is not a CEO, and may be paid in cash or as share-based compensation, at the discretion of the Compensation Committee and the Board of Directors of the Company.

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4.4.	Severance Pay and Retirement Payments

In any event of a termination of an employment or service relationship (other than in the event of the termination of an officer under circumstances which, in the opinion of the Compensation Committee and the Board of Directors, grant the Company the right to terminate him without severance pay under the law), the officer will be entitled to severance pay under the law or, alternatively, in the amount of the payments deposited on his behalf with respect to severance pay into a provident fund, pension funds, etc., in accordance with the provisions of Section 14 of the Severance Pay Law of 1963, all at the discretion of the Company and according to what is stipulated in the employment or service agreement.

Notwithstanding the above, the Company shall be entitled to stipulate in the employment or service agreement with the officer (whether on the date the employment agreement or service agreement is executed or whether in the framework of an update to the employment or service agreement or a settlement agreement) a higher amount in severance pay than that which is due to the officer under the law, up to a cap equal to four (4) monthly salaries (and all social benefits, vacation days and all other benefits the officer is entitled to under law and/or his employment or service agreement) above the foregoing severance amounts, which will be determined taking into consideration the officer's role, position, the number of years of his employment or service ~~by~~ with the Company, and so forth.

For the avoidance of doubt, the Company shall be permitted to enter into service, consulting or similar agreements with retired officers (including the Company’s CEO) in affect as of the effective date of termination of employment or service date, not as office holders.

4.5.	Prior Notice

4.5.1.	The Company shall be entitled to give the CEO of the Company a period of prior notice of up to six (6) months. The Company shall be entitled to give an officer in the Company who is not a CEO a period of prior notice of up to four (4) months. The Company shall be entitled to waive the employment of an officer (including the Company CEO) in the Company during the course of the prior notice period, in whole or in part, provided that it continued to make all of the payments and provide all benefits he is due under his employment agreement and applicable law. Alternatively, the Company shall be entitled to terminate the officer's (including the Company CEO) employment without prior notice provided that the Company pays the officer (including the Company CEO), on the date of the termination of his employment, payments that shall not be less than the payments he is owed in lieu of the prior notice period (and, without limitation salary, vacation days and all payments and benefits he is due under this employment agreement and applicable law).

4.5.2.	The Compensation Committee and the Board of Directors will be entitled to grant approval to an officer (including the Company CEO) for the officer to be entitled to monetary and/or equity bonuses with respect to the prior notice period (including in the event of payment in lieu of the prior notice period) and that the prior notice period (including in the event of payment in lieu of the prior notice period) will count toward the vesting of equity compensation, to the extent it has been granted him.

4.5.3.	The prior notice period granted each officer (including the Company CEO) shall be determined in the employment agreement with the officer (including the Company CEO) (whether on the date the employment agreement is executed or whether within the framework of an update to the employment agreement or a settlement agreement), or it may be approved by the appropriate organs of the Company at a later date.

~~4.5.4~~

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5.	Variable Component Bonus, Special Bonus, and Commissions

5.1.	Targets for an Annual Bonus for an Officer (Including the Company CEO and Not Including Directors)

The Company is entitled to grant an officer (including the Company CEO) an annual bonus that will be calculated according to the level of his having met targets and indices and various types, in whole or in part, all as specified below. The said targets and indices with respect to the Company CEO, shall be approved by the Compensation Committee and the Board of Directors.

The Company may grant officers who report to the Company CEO (excluding directors) an annual bonus, which will be calculated taking into consideration the level of the respective officer's having met targets and indices and various types, in whole or in part. Such targets and indices shall be determined solely by the Company's CEO, as detailed hereunder.

5.1.1.	Company Targets – Company indices are economic indices for the Company's performance, as follows: (A) the Company's share price or the Company's value, on the exchange on which it is traded; (B) the Company's income from sales; (C) operational profit/loss;[2] (D) income from the sales of any of the Company's products; (E) income from sales of the Company's products, in whole or in part, in a particular territory/market; (F) gross profit; (G) net profit/loss; (H) EBITDA. The weight that will be given to (a) Company target(s) that is chosen is 0%-100%. Targets B through H, above, will be calculated on the basis of the Company's audited consolidated financial statements.

[2]	For the purpose of the above Board of Directors' review, operational profit/loss will be taken after neutralizing depreciation and amortization, changes in allocations for lost and doubtful debts, expenses with respect to share-based payment, and the effect of one-time events.

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5.1.2.	Personal Targets – Indices that will be determined in relation to each of the officer~~s~~ (including the Company CEO), in accordance with the position filled by that same Officer and the Company's work plan, and which may include, inter alia, as applicable to the relevant organizational departments: Meeting targets for development, decreasing manufacturing costs, improving product quality as measured by the quantity of malfunctions, improving financial indices at the organizational unit level such as sales and profitability, meeting client installation accrual targets, breaking into new markets, compliance with sales mix, cash balances, collection, meeting expense targets, meeting financing targets, closing distribution transactions, implementing distribution transactions, client satisfaction index, employee satisfaction index, employee turnover target, regulatory filing and approval according to plan, clinical trials and recruitment of patients for clinical trials, meeting the number of launches of new products, raising capital (including by means of a public offering/initial public offering) in relation to the relevant organizational units), reduction of inventory quantities and shortening inventory cycles, publishing clinical articles according to plan, placing the Company's products in guidelines, meeting success targets for customer training and marketing events, meeting supply targets and milestones for receiving insurance coverage. The weight that will be given to (a) personal target(s) that is/are chosen is 0%-100%.

5.1.3.	Manager's Evaluation – Performance evaluation by the Board of Directors of the Company (in relation to a CEO) or by the CEO of the Company (in relation to all other officers). The evaluation will address, inter alia, criteria which are not financial, the long-term contribution of the officer and to his long-term performance. Within the framework of determining the targets of the Company CEO, the weight that will be given this category is up to 20%.

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The Compensation Committee and the Board of Directors (with respect to the Company CEO) or the Company CEO (with respect to officers reporting to him) will determine the number and composition of the targets as well as the weights of the targets in the same category (for example: If 2 personal targets are chosen, then the Board of Directors will determine the weight of each of them provided that their total weight not exceed 100%). The Compensation Committee and the Board of Directors, or the Company CEO, as set forth above, may condition the entitlement to compensation in meeting one target and may determine that all targets shall be of only one type.

Specifics of the targets in each measurement category as well as the relative weight of each of the measurement categories will be coordinated for each officer separately (to the extent that targets were indeed determine for each officer, as aforementioned), according to the officer's seniority, role and according to the organizational unit to which he belongs and/or which he supervises.

5.2.	Date of Determination of the Criteria

In relation to officers who report to the CEO of the Company, to the extent that their annual bonus will be contingent upon meeting targets, the weight of each of the different measurement categories will be determined each year in advance, with the approval of the CEO. In relation to the CEO of the Company, the targets and the weight of each of the different measurement categories will be determined at least each year in advance by the Board of Directors of the Company and with the approval of the Compensation Committee. Notwithstanding the above, it shall be possible to determine said weights for a number of years in advance subject to the authority of the relevant organ to update, to the extent necessary, these weights at the start of each calendar year.

5.3.	Maximum Annual Bonus – The maximum amount of the annual bonus shall not exceed the sum of twelve (12) months' salary (in terms of cost to the Company) for a Company CEO, and nine (9) months' salary (in terms of cost to the Company) for any other Officer who is not a director or CEO and who resides in Israel.

5.4.	Method of Payment of the Annual Bonus – The annual bonus may be paid, in whole or in part, in cash or in equity-based payment (for example, shares, restricted shares, options, etc.) at the discretion of the Compensation Committee and the Board of Directors of the Company.

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5.5.	The annual bonus will be paid immediately after the Company has the final data in relation to the relevant criterion and in relation to the criteria under the financial statements – after publication of the Company's audited annual financial statements.

5.6.	Calculation of the Bonus in Cash Upon Ending the Employment Relationship – In the event in which the employment relationship between the officer and the Company comes to an and as a result of termination of the officer during the course of a calendar year (provided that is not termination under circumstances that do not entitle the officer to severance pay): The terminated officer shall be entitled to a relative portion of the annual bonus only with respect to meeting the criteria under the financial statements, which will be calculated pro rata, in accordance with the period during the respective calendar year, during which the respective officer was employed by the Company.

5.7.	In the event in which the employment relationship between the officer and the Company comes to an end as the result of the resignation of the officer during the course of the calendar year (provided that it is not resignation under circumstances that had it been the termination of the officer, he would not have been entitled to severance pay): The resigning officer shall be entitled to an annual bonus in relation to a particular calendar year solely with respect to meeting criteria under the financial statements and only to the extent that he served as an officer in the Company up until March 31 the following year, where the amount of the bonus will be calculated according to what is stated in Section 5.4.2(A) through (C), above.

5.8.	Regarding calculation of the equity bonus at the end of the employment relationship, see Section 6.9, below.

5.9.	Special (Discretionary) Bonus to Officers Reporting to the CEO

Subject to the principles for determination of a bonus set forth in this section above, including the cap applicable to such bonus, and mutatis mutandis:

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5.9.1.	The Compensation Committee and the Board of Directors of the Company may determine that, in addition to the annual bonus or instead of the annual bonus, an officer who reports to the Company CEO, may be eligible to a discretionary bonus up to a cap of three (3) salaries.

5.9.2.	As part of the variable compensation component of officers reporting to the Company CEO, the Company CEO may approve in respect of each calendar bonus year, a discretionary bonus, which shall not exceed three (3) monthly salaries of the respective officer. Such a bonus shall be reported to the Compensation Committee at its first meeting following such approval by the Company's CEO.

5.10.	Special (Discretionary) Bonus to the company CEO

5.10.1.	In addition to the annual bonus, the Company shall be entitled to pay to the Company's CEO, a special bonus, which shall be determined at the discretion of the Compensation Committee and the Board of Directors of the Company, including for the Company's CEO performance which cannot be measured or in light of the special and exceptional contribution of the Company's CEO, such as in connection with closing a deal of exceptional scope or the achievement which it embodies. The special bonus will be granted to the Company's CEO subject to approval of the Compensation Committee and the Board of Directors.

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5.10.2.	A special (discretionary) bonus as aforementioned may be paid to the Company's CEO only once per year. The amount of the special bonus Discretionary bonus (together with the reminder to the discretionary components of the variable compensation, to the extent there are such components) shall not exceed (1) three (3) months' salary (in terms of cost to the Company) or (2) 25% of the total actual variable compensation components of the Company's CEO.[3]

~~5.9.3.~~5.10.3.	The special bonus may be paid, in whole or in part, in cash or in equity-based payment (for example, shares, restricted shares, options, etc.) at the discretion of the Compensation Committee and the Board of Directors of the Company.

5.11.	Commissions

5.11.1.	In addition to the annual bonus and the special bonus, the Company shall be entitled to pay the officers in the fields of sales, marketing and business development, commissions in accordance with the Company's procedures which shall be approved by the Compensation Committee and the Board of Directors of the Company.

~~5.10.2.~~5.11.2.	The amount of the commissions awarded to officer as stated will be calculated as a percentage of the amount of the income from the Company's sales or income from the sales of any of the Company's products or income from the sales of the Company's products, in whole or in part, in a particular territory/market, that shall be determined in advance, each calendar year in relation to the following year, by the Compensation Committee and the Board of Directors of the Company. In any case, the amount of commissions awarded to each officer shall not exceed the sum of NIS 700,000 per year.

[3]	In accordance with Section 5.1.3, above, 20% of the total annual bonus to the Company CEO may be awarded in accordance with the evaluation of the Board of Directors of the Company, where the maximal annual bonus stands at nine months' salary in relation to the Company's CEO, see Section 5.3, above) (hereinafter in this footnote: the "Discretionary Component in Relation to the Annual Bonus"). It is clarified that in any event, the amount paid to the Company CEO with respect to the Discretionary Component in Relation to the Annual Bonus together with the amount of the special bonus as stated in Section 5.9.2, with respect to that same calendar year, shall not exceed the higher of: (1) three (3) months' salary (in terms of cost to the Company) for each of the officers in the Company or (2) 25% of the total variable components due to the Company's CEO.

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5.12.	Discretion Regarding Reducing a Bonus

The Compensation Committee and the Board of Directors of the Company shall be entitled, in exceptional cases, at their discretion, to reduce or cancel a bonus or commissions to an officer.

6.	Variable Equity Component

6.1.	General

The Company shall be entitled to adopt, from time to time, plans for distributing options to be exercised for shares in the Company, plans for granting shares, restricted shares and/or restricted share units (RSUs) and so forth (in this section: "Securities"), to the officers, with the purpose of maintain the officers with the Company for the long term as well of incentivizing the officers in the Company to meet the annual and perennial work plan's targets or any other target determined by the Compensation Committee and the Board of Directors of the Company (including a share price target or company value target on the exchange on which the Company's shares are traded), all in accordance with the terms specified in this Compensation Policy, below inn connection with officers.

The Company shall be entitled to grant Securities based such plans including to officers, from time to time, in accordance with the education, qualifications, expertise, professional experience, position, areas of responsibility, and measure of contribution to the Company of the relevant officer.

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6.2.	Fair Value – The fair value of the Securities that will be granted to each Officer on the grant date, in annual terms, based on a linear calculation, shall not exceed a total of twenty four (24) months' salary (in terms of cost) for the CEO of the Company and a total of twelve (12) months' salary (in terms of cost) for any other officer who is not a director or CEO.[4] It is clarified that the above fair value ceilings do not include an annual bonus or special bonus paid as equity compensation, regarding which the ceilings specified in Sections 5.3 and 5.10, above, apply – respectively.

The fair value of the Securities granted to each director on the grant date, in annual terms, based on a linear calculation, shall not exceed the sum of NIS 300,000.

6.3.	Exercise Price – Subject to the vesting of the options, the exercise price of the options shall be as follows:

6.3.1.	With regard to options that vest subject solely due to the passing of a period of time (without meeting targets): The exercise price shall not be less than the average price of a Company share on the Stock Exchange in the thirty (30) trading days preceding the date of approval of the grant by the Board of Directors of the Company.

6.3.2.	With regard to options that vest subject to meeting targets: The exercise price shall not be less than the average price of a Company share on the Stock Exchange in the thirty (30) days preceding the date of approval of the grant by the Board of Directors of the Company.

It is clarified that unless otherwise stipulated by the Compensation Committee and the Board of Directors and subject to the provisions of all laws (including the provisions of the Companies Law-1999 (the "Companies Law") and the provisions of the Stock Exchange bylaws), the exercise price of shares and restricted share units is zero.

[4]	For the purpose of Section 6.3, the fair value of the Securities on the grant date in annual terms will be calculated as the amount received from the distribution of the economic value that will be used for financial reporting purposes, by the number of years until they vest (as opposed to the manner in which accounting expenses are recorded, which may be different because of a different spread (over the course of years) of the economic value).

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6.4.	Formulation of Eligibility – The Company shall be entitled to grant officers Securities that will vest after the passing of a period of time as stipulated and subject to continued employment in the Company and shall be entitled to grant officers Securities whose vesting is conditioned on meeting targets and/or milestones and/or upon the occurrence of a particular event that shall be established in advance and subject to continuous continued employment (or provision of services) in the Company and/or in a related company. Without derogating from the generality of the above, such targets may include a target share price or company value on the exchange on which the Company's shares are traded.

~~6.6.~~6.5.	The vesting period of the Securities will be as determined by the Company on the date they are granted, but in any case (other than as described in Section 6.7, below), the vesting period of the first portion of Securities that is granted in the framework of any grant shall not be less than one year from the grant date or from the start of the officer's employment with the Company, as determined by the Board of Directors of the Company.

6.6.	Acceleration of Vesting of Securities

The Compensation Committee and the Board of Directors will be entitled to stipulate that on the occurrence of an Acceleration Event (as defined, below), or as a result of the end of an engagement because of death or disability, the vesting of the Securities granted to the officer, in whole or in part, will accelerate, including in relation to Securities granted prior to approval of this Compensation Policy.

"Acceleration Event" means one or more of the following events, when the Company has exclusive discretion to decide in relation to each grant of Securities, which of the below events will be included under the definition of an Acceleration Event in relation to that same grant (and provided that the definition will include at least one event from the below list): (A) Change in control (as this term is defined in the Securities Law of 1968) in the Company; (B) sale of all or most of the Company's assets; (C) a grant of a worldwide, exclusive license to all or most of the Company's intellectual property; (D) a merger, after which those who were shareholders in the Company prior to the merger will hold less than 50% (or any lower percentage determined by the Compensation Committee and the Board of Directors) of the issued equity and voting rights in the surviving or acquiring corporation, as applicable, after the merger; (D) an initial public offering (IPO) in the US.

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6.7.	Adjustments – The Securities' prices will be subject to common adjustments, including adjustments with respect to a dividend, beneficial shares, changes in equity (consolidation, split, etc.), the issuing of rights, and a change in the Company's structure (such as: split, merger, etc.) and so forth.

6.8.	Method of Exercise of the Options the Compensation Committee and the Board of Directors of the Company will be entitled to stipulate in the framework of granting Securities, that their exercise will be made according to the value of the benefit inherent therein ("Net Exercise"), in consideration for sale of shares, or in any other lawful method..

6.9.	End of Employment Relationship – The Company's equity compensation plans will include reference to the terms that will apply in the event of the end of the employment relationship between the officer and the Company, including in the event of the end of the employment relationship as a result of termination, or as a result of death or disability of the officer (heaven forfend).

6.10.	Maximum Rate of Dilution – The total quantity of Securities that shall be allocated to employees of the Company during the course of the period starting on the date of approval of this Compensation Policy and until approval of a new Compensation Policy (hereinafter in this Section: the "Relevant Period") shall not exceed 15% of the Company's issued and paid up equity fully diluted during the course of the Relevant Period. To the extent that when making the above calculation, there are Securities that have already been exercised prior to the calculation date, then in relation to Securities that were thus exercised according to the value of the benefit inherent in them (meaning, a Cash Less exercise as stated in Section 6.10, above), the quantity of exercise shares actually allocated with respect thereto shall be taken into account and not the quantity of convertible Securities prior to being exercised.

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6.11.	The Compensation Committee and the Board of Directors of the Company weighed the possibility of establishing a ceiling for the exercise value of variable equity components and decided not to establish such a ceiling in the framework of the Compensation Policy.

7.	Employment as a Contractor or by Means of a Management Company

The Company is entitled to employ the officer as an independent contractor and not as a salaried employee. In such case, all of the ceilings stipulated in this document will be translated to employer cost terms in order to examine whether the terms of the employment of that same officer meet the principles of this Compensation Policy, which shall apply to him mutatis mutandis. In such case, the term "employment agreement" in this policy shall be called an "agreement for the provision of services" or a "consulting agreement," as applicable.

8.	Work Overseas

Notwithstanding the provisions of this Compensation Policy, the cap (including fix components and variable components) for the compensation of an officer living outside of Israel for the purpose of performing his duties overseas shall be according to the compensation common for similar functionaries in the Company or functionaries in other publicly traded companies similar in size and character to the Company and who live in that same state.

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9.	Release, Indemnification, and Insurance

9.1.	The Company shall be entitled to grant officers (including directors) (a) a release from liability, in advance and retroactively, provided that such release shall not apply to decisions or transactions in which a controlling shareholder or any officer (including a director) has a Personal Interest, as defined in the Companies Law, including a Personal Interest of any officer (including a director) who is not the recipient of said release; (b) liability insurance (including a Run-Off type insurance policy); as well as (c) an undertaking to indemnify, as is Company practice, all subject to the provisions of the Companies Law and the Company's Articles of Association.

9.2.	Without derogating from the generality of the above, the Company shall be entitled, at any time during the course of the duration of this Compensation Policy, to acquire a directors' and officers' (including controlling shareholders) liability insurance policy, as they may serve the Company from time to time, to extend and/or to renew the existing insurance policy, and/or to enter into a new policy on the renewal date or during the insurance coverage period, with the same insurer or with another insurer in Israel or overseas, according to the terms specified below, for directors' and/or officers' insurance, provided that said engagements shall be on the basis of the principles of the terms specified below and the Compensation Committee and the Board of Directors of the Company approved it:

9.2.1.	The maximum coverage level under the policy shall not exceed US $50 million per claim, and cumulatively, for the coverage period or US $100 million per claim, and cumulatively, for the coverage period, in the event that the Company's valuation is between US $150 million and US $500 million;

9.2.2.	The annual insurance premium shall not exceed the sum of (a) US $150,000 or (b) if and as long as the Company is subject to reporting requirements of the US securities authority (the "SEC"), the annual premium shall not exceed US $~~600,000~~2,000,000. The aforementioned annual premium cap may be updated every year in up to %10 compared to the annual premium of the preceding year;

9.2.3.	The Compensation Committee and Board of Directors of the Company will approve annually the Company's engagement in a new policy that meets the terms established in subsections 9.2.1 and 9.2.2, above;

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9.2.4.	The insurance policy shall be extended to cover lawsuits that shall be filed against the Company itself (as opposed to lawsuits against directors and/or officers therein) relating to violation of securities laws, at least in Israel (entity coverage for securities claims) and payment arrangement shall be established for insurance proceeds according to which the right of the directors and/or officers to receive indemnification from the insurer under the policy takes precedence over the Company's right;

9.2.5.	The policy shall also cover the liability of directors and officers considered controlling shareholders in the Company or their relatives, from time to time, provided that the coverage terms with respect to them shall not exceed those of the other directors and/or officers in the group.

10.	Reimbursement to the Company of Sums Granted to Officers

In the event in which the Company's audited and consolidated financial statements are amended for any year, in such manner that had the amount of the grant, which was due to the officer with respect to that same year, been calculated according to the amended data, the officer would have received a grant in a different amount, the Company shall pay the officer, or the officer shall reimburse the Company, as applicable, the difference between the amount of the grant received and that to which he would have been entitled as a result of said amendment, provided that a period of three (3) years has not passed from the date on which the grant whose reimbursement is sought was made. The manner of payment or reimbursement of such sums, as applicable, including spreading such sums into incremental payments, payment dates, linkage of such sums, etc., shall be determined by the Compensation Committee and Board of Directors of the Company.

11.	Term of the Compensation Policy

The Compensation Policy shall remain in effect for a period of three years, commencing on the date of approval of the Compensation Policy by the general meeting.

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12.	Ratio Between Cost of Terms of Service and Employment of Officers and Other Company Employees

The Compensation Committee and the Board of Directors of the Company examined the ratios between the cost of the terms of service and employment of the officers and the cost5 of salary of the rest of the employees of the Company and contractors employed by the Company,6 and in particular – the ratios to the average salary and the median salary of such employees, as of the date of the approval of this Compensation Policy, and determined that these ratios are not expected to have an impact on the employment relationships in the Company with regard, inter alia, to the manner of the Company's activities and its size as well as the responsibility borne by the various officers in the Company and the complexity of their positions.

13.	Miscellaneous

13.1.	This document does not establish any right to remuneration of any type or class whatsoever for officers to whom this Compensation Policy applies and/or to any other third party.

13.2.	It is clarified that nothing stated in this policy shall derogate from the provisions of the Companies Law and/or the Company's Articles of Association with regard to the manner in which the Company engages an officer of any kind in connection with the terms of their service and employment and the provisions of this policy likewise do not derogate from any requirement to report officers' compensation in accordance with the Securities Law, 1968 and the regulations enacted thereunder.

13.3.	The Compensation Committee and Board of Directors of the Company will determine the indices comprising the variable compensation targets in consideration of the recommendation of the Company's management.

13.4.	During the process of approval of any annual plan, with all of the various components, by the Board of Directors, there will be an annual examination of changes to the Company's targets, market conditions, the condition of the Company, etc. Accordingly, and to the extent relevant, the targets of any plan, its indices, and its compensation targets, will be re-examined yearly, and their actual implementation will be subject to change according to the decisions of the Board of Directors from time to time.

[5]	"Salary Cost" – as defined in the First Supplement A to the Companies Law.

[6]	In calculating said ratio, only employees of Itamar Medical Ltd. were included.

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13.5.	The Board of Directors is entitled, after approval of a particular annual compensation plan, to resolve that compensation will not be paid according to the plan, and is likewise entitled to order the cancellation or suspension of part or all of the plan, based on grounds as seen fit by the Board of Directors and based on considerations of the Company's welfare.

13.6.	The Board of Directors will examine from time to time the Compensation Policy and the need to adjust it if there is a substantive change to the circumstances which existed upon its establishment or for other reasons.

* * * * *

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